UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009

Commission File Number: 001-33768

CNINSURE INC.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

Date: April 1, 2009

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Exhibit Index
Exhibit 99.1 — Press Release

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Exhibit 99.1
CNinsure to Acquire Additional Interests in Two Insurance Agencies
GUANGZHOU, China, March 31, 2009 — CNinsure Inc. (Nasdaq: CISG), a leading independent insurance intermediary company operating in China, today announced that it has entered into separate agreements to acquire an additional 41% equity interest in Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd. (“Zhixin”) and an additional 46% interest in Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd. (“Anlian”), for a total consideration of up to RMB140 million. When completed, these acquisitions will bring CNinsure’s total shareholdings in these two agencies to 51% from 10% in Zhixin and 5% in Anlian, respectively, which it already holds. The acquisitions will enable CNinsure to further penetrate Zhejiang Province and expand its market presence to Henan Province.
Zhixin, headquartered in Hangzhou, capital city of Zhejiang Province, is primarily engaged in the distribution of property and casualty (“P&C”) insurance products. After the acquisition, Zhixin’s founder Tingxin Zhang will continue to lead the company, together with his team of insurance agents who have been working under him for over three years, during which he had successfully run another leading P&C insurance agency in the region. Mr. Zhang is currently serving as secretary of the Zhejiang Insurance Intermediary Association.
Anlian, headquartered in Zhengzhou, capital city of Henan Province, also specializes in the distribution of P&C insurance products. It was founded by a 20-year insurance industry veteran, Jun Zhang. Prior to Anlian, Mr. Zhang held various managerial positions at PICC Property and Casualty Company Limited. He and his team will also stay on with the company after the acquisition as minority shareholders in charge of day-to-day operations.
Pursuant to the agreements, the total considerations for the acquisitions of the additional equity interests in Zhixin and Anlian are RMB100 million and RMB40 million, respectively, which will be paid in cash in nine installments and are subject to a downward adjustment if Zhixin and Anlian fail to achieve certain performance targets.
In addition, the existing shareholders of Zhixin and Anlian undertake that the agencies will contribute certain amount of net profits to CNinsure in 2009, 2010 and 2011. If Zhixin and Anlian fail to achieve the aforementioned targets, these shareholders will transfer part of their equity interests in these agencies back to CNinsure at nominal value. CNinsure expects to close the transactions in the second quarter of 2009, subject to certain consents, authorizations and other customary closing conditions.
Commenting on the acquisition, CNinsure’s Chairman and Chief Executive Officer, Yinan Hu stated, “We are excited to have Zhixin and Anlian, together with its strong staff, join CNinsure’s distribution network. These two companies will act as strategic platforms for us to expand our market presence in the regions by acquiring other insurance agencies and recruiting experienced sales agents.”

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About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of March 31, 2009, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
IR Officer
Tel: +86-20-6122-2777 x850
Email: qiusr@cninsure.net

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